				EXHIBIT 12.1

West Pharmaceutical Services, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio amounts)	2010	2009	2008	2007	2006
EARNINGS:
Income before income taxes	$74.5	$83.1	$109.5	$86.4	$84.5
Add:
Fixed charges	21.1	21.9	22.3	19.9	17.2
Less:
Capitalized interest	(0.9)	(2.4)	(2.6)	(1.9)	(0.7)
Adjusted earnings	$94.7	$102.6	$129.2	$104.4	$101.0

FIXED CHARGES:
Interest expense	$17.7	$17.6	$18.6	$16.4	$13.4
One-third of rent expense	3.4	4.3	3.7	3.5	3.8
Total fixed charges	$21.1	$21.9	$22.3	$19.9	$17.2

Ratio of earnings to fixed charges	4.49	4.69	5.79	5.25	5.88